UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

REPUBLIC SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760759100

(CUSIP Number)

David Foley c/o The Blackstone Group L.P. 345 Park Avenue New York, New York 10154 (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Wilson S. Neely, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 January 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP NO. 760759100	13D	Page 2 of 18 Pages

1.	NAME OF REPORTING PERSON Blackstone Capital Partners II Merchant Banking Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 760759100	13D	Page 3 of 18 Pages

1.	NAME OF REPORTING PERSON Blackstone Offshore Capital Partners II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 760759100	13D	Page 4 of 18 Pages

1.	NAME OF REPORTING PERSON Blackstone Family Investment Partnership II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 296,071 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 296,071 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 296,071 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 760759100	13D	Page 5 of 18 Pages

1.	NAME OF REPORTING PERSON Blackstone Management Associates II L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 677,448 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 677,448 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 677,448 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.18%
14.	TYPE OF REPORTING PERSON OO

CUSIP NO. 760759100	13D	Page 6 of 18 Pages

1.	NAME OF REPORTING PERSON Blackstone Capital Partners III Merchant Banking Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 760759100	13D	Page 7 of 18 Pages

1.	NAME OF REPORTING PERSON Blackstone Offshore Capital Partners III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 760759100	13D	Page 8 of 18 Pages

1.	NAME OF REPORTING PERSON Blackstone Family Investment Partnership III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,044,225 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,044,225 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,044,225 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 760759100	13D	Page 9 of 18 Pages

1.	NAME OF REPORTING PERSON Blackstone Management Associates III L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 2,827,730 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 2,827,730 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,827,730 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.74%
14.	TYPE OF REPORTING PERSON OO

CUSIP NO. 760759100	13D	Page 10 of 18 Pages

1.	NAME OF REPORTING PERSON Blackstone Management Partners III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 17,683 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 17,683 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,683 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ 17,683 shares
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.005%
14.	TYPE OF REPORTING PERSON OO

CUSIP NO. 760759100	13D	Page 11 of 18 Pages

1.	NAME OF REPORTING PERSON Blackstone Group, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 17,683 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 17,683 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,683 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.005%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 760759100	13D	Page 12 of 18 Pages

1.	NAME OF REPORTING PERSON Blackstone Group Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 17,683 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 17,683 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,683 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.005%
14.	TYPE OF REPORTING PERSON OO

CUSIP NO. 760759100	13D	Page 13 of 18 Pages

1.	NAME OF REPORTING PERSON Stephen A. Schwarzman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 3,522,861 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,522,861 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,522,861 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.92%
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 2 (this “Amendment”) further amends and supplements the statement on Schedule 13D filed on December 15, 2008, as amended by Amendment No. 1 thereto filed on February 17, 2009 (together, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Republic Services, Inc., a Delaware corporation (the “Issuer”), by Blackstone Capital Partners II Merchant Banking Fund L.P., a Delaware limited partnership (“BCP II”), Blackstone Offshore Capital Partners II L.P., a Cayman Islands exempted limited partnership (“BOCP II”), Blackstone Family Investment Partnership II L.P., a Delaware limited partnership (“BFIP II”), Blackstone Management Associates II L.L.C., a Delaware limited liability company (“BMA II”), Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership (“BCP III”), Blackstone Offshore Capital Partners III L.P., a Cayman Islands exempted limited partnership (“BOCP III”), Blackstone Family Investment Partnership III L.P., a Delaware limited partnership (“BFIP III”), Blackstone Management Associates III L.L.C., a Delaware limited liability company (“BMA III”), Blackstone Management Partners III, L.L.C., a Delaware limited liability company (“BMP III”), Blackstone Group, L.P., a Delaware limited partnership (“BX”), Blackstone Group Management, LLC, a Delaware limited liability company (“BGM”), and Mr. Stephen A. Schwarzman. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Explanatory Note: This Amendment is being filed to report certain in-kind distributions to their partners by BCP II, BOCP II, BCP III and BOCP III.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended and supplemented by the addition of the following paragraphs in place of the third paragraph thereof:

On January 31, 2011, each of BCP II and BOCP II distributed all of the shares of Common Stock that they held directly on a pro rata basis pursuant to the terms of their organizational documents to their partners (“Distribution 1”), including to BMA II, the sole general partner of BCP II and the sole investment general partner of BOCP II. As a result of Distribution 1, BMA II became the direct owner of 381,377 shares of Common Stock.

Also, on January 31, 2011, each of BCP III and BOCP III distributed all of the shares of Common Stock that they held directly on a pro rata basis pursuant to the terms of their organizational documents to their partners (“Distribution 2”, and together with Distribution 1, the “Distributions”), including to BMA III, the sole general partner of BCP III and the sole investment general partner of BOCP III. As a result of Distribution 2, BMA III became the direct owner of 1,298,080 shares of Common Stock and Blackstone Capital Commitment Partners III L.P., a limited partner, became the direct owner of 485,425 shares of Common Stock.

BCP II, BOCP II, BCP III and BOCP III are making the Distributions due to certain limitations on their ability to sell shares of Common Stock directly. David Foley, who is a Senior Managing Director of BX, has offered to continue to serve on the board of directors of the Issuer for the remainder of his current term.

Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of the Members, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Additionally, the shares of Common Stock distributed by BCP II and BOCP II represent the last remaining investments held by such entities, which shares had been held for over 13 years, and it is anticipated that each of BCP II and BOCP II will wind-up their activities after the Distributions.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, (i) BFIP II holds 296,071 shares of Common Stock, or approximately 0.08% of the outstanding Common Stock; (ii) BFIP III holds 1,044,225 shares of Common Stock, or approximately 0.27% of the outstanding Common Stock; (iii) BMA II may be deemed to beneficially own 677,448 shares of Common Stock, which include 381,377 shares of Common Stock directly held by BMA II and 296,071 shares of Common Stock held by BFIP II, or an aggregate of approximately 0.18% of the outstanding Common Stock; (iv) BMA III may be deemed to beneficially own 2,827,730 shares of Common Stock, which include 1,298,080 shares of Common Stock directly held by BMA III, 1,044,225 shares of Common Stock held by BFIP III and 485,425 shares of Common Stock held by Blackstone Capital Commitment Partners III L.P., or an aggregate of approximately 0.74% of the outstanding Common Stock; and (v) BMP III holds 17,683 shares of Common Stock, or approximately 0.005% of the outstanding Common Stock. The beneficial ownership percentages set forth herein are based on the assumption that the Issuer has 384,247,498 shares of Common Stock outstanding on October 29, 2010, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2010 on Form 10-Q as filed on November 5, 2010.

Items 5(c) of the Schedule 13D is hereby amended and restated in its entirety as followings:

(c) Other than the transactions described in Item 4 of this Amendment and certain grants of restricted stock units and credits of dividend equivalents in the form of additional restricted stock units to Mr. Foley, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Members, has engaged in any transactions in any shares of Common Stock within the last 60 days.

Items 5(e) of the Schedule 13D is hereby amended and restated in its entirety as followings:

(e) As of January 31, 2011, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: February 1, 2011

BLACKSTONE CAPITAL PARTNERS II MERCHANT BANKING FUND L.P.

By:	BLACKSTONE MANAGEMENT ASSOCIATES II L.L.C.

By:	/s/ David Foley
	Name:	David Foley
	Title:	Senior Managing Director

BLACKSTONE OFFSHORE CAPITAL PARTNERS II L.P.

By:	BLACKSTONE MANAGEMENT ASSOCIATES II L.L.C.

By:	/s/ David Foley
	Name:	David Foley
	Title:	Senior Managing Director

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP II L.P.

By:	BLACKSTONE MANAGEMENT ASSOCIATES II L.L.C.

By:	/s/ David Foley
	Name:	David Foley
	Title:	Senior Managing Director

BLACKSTONE MANAGEMENT ASSOCIATES II L.L.C.

By:	/s/ David Foley
	Name:	David Foley
	Title:	Senior Managing Director

BLACKSTONE CAPITAL PARTNERS III MERCHANT BANKING FUND L.P.

By:	BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.

By:	/s/ David Foley
	Name:	David Foley
	Title:	Senior Managing Director

BLACKSTONE OFFSHORE CAPITAL PARTNERS III L.P.

By:	BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.

By:	/s/ David Foley
	Name:	David Foley
	Title:	Senior Managing Director

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP III L.P.

By:	BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.

By:	/s/ David Foley
	Name:	David Foley
	Title:	Senior Managing Director

BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.

By:	/s/ David Foley
	Name:	David Foley
	Title:	Senior Managing Director

BLACKSTONE GROUP, L.P.

By:	BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ David Foley
	Name:	David Foley
	Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ David Foley
	Name:	David Foley
	Title:	Senior Managing Director

BLACKSTONE MANAGEMENT PARTNERS III LLC

By:	/s/ David Foley
	Name:	David Foley
	Title:	Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman